UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2006            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated November 2, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: November 6, 2006	By: /s/ Bruce Winfield Bruce Winfield, President & CEO

PORTAL STARTS DRILLING COPPER-GOLD PORPHYRY TARGETS AT ANCHORIS

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce commencement of a Phase 1 drilling program at the Anchoris copper-gold porphyry project in Mendoza Province, Argentina.

The Phase I drill program will consist of 2500 meters of reverse circulation drilling on the La Totora, La Julia and San Pedro zones to depths of 400-500 meters. A Phase II program of 6000-7000 meters to follow up results of Phase I program is planned to commence upon receipt of appropriate exploration permits.

Exploration on the project has outlined three large copper gold porphyry systems at La Julia, San Pedro and La Totora along an eight-kilometre strike length with widths of 400-1000 meters. Previous exploration consists of geological mapping, sampling, 89 kilometers of pole-dipole IP, 100 kilometers of gradient IP, and wide spaced drilling in 1998 and 2002 by BHP and RTZ. Rock exposures are limited and the area is extensively covered by a thin layer of basalt flows and sand cover. Previous drilling on the fringe of the porphyry zones produced long intercepts of phyllic and potassic altered porphyry intrusive from 52-300 meters in length grading from 0.15-0.36 % copper and 0.05-0.2 g/tonne gold.

Sampling procedure is to prepare and seal two splits from the reverse circulation cuttings at the drill pad. One is stored at the project site in a secure location for reference with the other collected from the site by Alex Stewart Argentina S.A., a subsidiary of the international laboratory Alex Stewart (Assayers) Limited and transported to their laboratory in Mendoza for analysis. Samples are analyzed by fire assay for gold, and multi-element ICP for copper, silver and trace elements. All work on the project is carried out by competent geological staff under the direction of senior staff and Mr. Gary Nordin P.Geo. British Columbia, the designated Qualified Person for the Anchoris project in accordance with National Instrument 43-101.

 “Portal Resources is very pleased to be starting drilling on these strongly altered and well mineralized targets within this very large copper-gold porphyry system,” stated Bruce Winfield, Portal’s President and CEO

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.